# BARNETT & PARTNERS ADVISORS, LLC

## FINANCIAL STATEMENT
### AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## MARCH 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-6627

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __04/01/24__ AND ENDING __3/31/25__
                                                        MM/DD/YY                                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Barnett & Partners Advisors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__767 Third Avenue, 11th Floor__
                                                (No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Craig Barnett | 212 245 6332 | cebarnett@barnettpartnersadvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Berkower LLC__
                        (Name – if individual, state last, first, and middle name)

| 517 Route One South | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/18/2003 | 217 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Craig Barnett_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnett & Partners Advisors, LLC_____, as of _____March 31___, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. ___ Personally Known OR ___ ✔ Produced Identification

State of Florida
County of Broward

<table>
<tr><td>

*Cynthia Gomez* (signature)

Cynthia Gomez
_____
Notary Public
</td><td>

CYNTHIA GOMEZ
Notary Public - State of Florida
Commission # HH568321
Expires on July 8, 2028
</td><td>

Signature: *Craig Barnett*
_____
Title:
CEO
_____
</td></tr>
</table>

Type of Identification Produced ___DRIVER LICENSE___

Notarized remotely online using communication technology via Proof.

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**BARNETT & PARTNERS ADVISORS, LLC**

**CONTENTS**

**March 31, 2025**

_____





# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Barnett & Partners Advisors, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Barnett & Partners Advisors, LLC (the "Company") as of March 31, 2025, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

*Berkower LLC*

Berkower LLC

Iselin, New Jersey
July 15, 2025

**Miami ● Los Angeles ● Cayman Islands**

# BARNETT & PARTNERS ADVISORS, LLC

# STATEMENT OF FINANCIAL CONDITION

# MARCH 31, 2025

## <u>A S S E T S</u>

| | |
|---|---|
| Cash | <u>$ 6,500</u> |
| **Total Assets** | **<u>$ 6,500</u>** |

## <u>LIABILITIES AND MEMBER'S EQUITY</u>

| | |
|---|---|
| **Total Liabilities** | **$    -** |
| **Member's Equity** | **<u>6,500</u>** |
| **Total Liabilities and Member's Equity** | **<u>$ 6,500</u>** |

The accompanying notes are an integral part of this financial statement.

## NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Barnett & Partners Advisors, LLC (the "Company") operates as a securities broker-dealer located in New York City, New York. It was organized in 2003 in the State of New York; is registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934; and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has two lines of business: providing merger and acquisition services; and the private placement of securities.

As discussed in Notes 3 and 4, the Company is dependent upon its Member, Barnett & Partners LLC, for funding in order to continue operations.

The Company is not subject to the requirements of SEC Rule 15c3-3 because it operates in accordance with the requirements of Footnote 74 of SEC Release 34-70073, which amended 17 C.F.R. §240.17a-5(d)(1) and (4).

## NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation and Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash*
The Company's Cash balance represents immediately available deposits held at a major financial institution. The Company considers highly liquid investments with a purchased maturity of less than three months to be Cash Equivalents. The Company held no Cash Equivalents at March 31, 2025.

*Revenue Recognition*
Revenues are recognized when earned in accordance with *ASC 606, Revenue from Contracts with Customers.* The Company had no revenues and no customers for the year ended March 31, 2025.

*Accounts Receivable*
Accounts Receivable balances are assessed in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset. The Company had no Accounts Receivable as of March 31, 2025.

### NOTE 2.          SIGNIFICANT ACCOUNTING POLICIES – *continued*

*Income Taxes*
The Company is a single Member limited liability company, therefore a disregarded entity for tax purposes not subject to Federal, state or local income taxes. All items of income, expense, and other tax matters are reportable by its Member for tax purposes.

The Company's Member is also a single Member limited liability company, therefore is also a disregarded entity for tax purposes not subject to Federal, state or local income taxes. All items of income, expense, and other tax matters are reportable by its Member for tax purposes.

As of March 31, 2025, the Company had no unrecognized tax benefits and no uncertain tax positions under *ASC 740, Income Taxes.* The Company's determinations regarding uncertain tax positions are subject to continuing review and may change as a result of: its ongoing analyses; enacted changes in tax law, regulations and interpretations thereof; or other factors.

The Company is subject to examination by U.S. federal and New York state and local jurisdictions in accordance with the normal statutes of limitations, which are generally three years from the filing date, meaning the tax years beginning March 31, 2022 through 2025.

*Professional Fees*
The Company recognizes audit and other professional services fees during the accounting period that the professional services are performed.

*Risk Concentrations*
At times, the Company may have certain concentrations of risk, including: Cash balances in excess of the FDIC insurance coverage of $250,000 per financial institution; and individual customers representing in excess of 10% of revenues or accounts receivable. These risk concentrations did not apply at any time during the year ended March 31, 2025.

*Leases*
The Company accounts for leases in accordance with *ASC 842, Leases*, and has elected the short-term lease exemption. The Company does not have any lease agreements with an original term in excess of one year. The Company is not subject to the requirements of *ASC 842.*

*Recently Issued Accounting Pronouncements*
Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

### NOTE 3.          LIQUIDITY AND FUNDING

For the year ended March 31, 2025, the Member, Barnett & Partners LLC, funded 100% of the Company's operating costs. The Member has committed to continue to provide financial support sufficient to enable the Company to meet its obligations and operate as a going concern for at least the twelve months following the issuance date of these financial statements, through July 15, 2026. This commitment was made following the Member's evaluation of the Company's projected cash flows, anticipated expenses, and the Member's own available financial resources, including consideration of conservative downside scenarios. The Company's projected cash burn for the next year is approximately $10,000.  Based on this commitment and the Company's projected needs, management has concluded that it is appropriate to prepare these financial statements on a going-concern basis in accordance with U.S. GAAP.

### NOTE 4.          RELATED PARTY TRANSACTIONS

The Company has written services and expense-sharing agreements with its sole Member, Barnett & Partners, LLC. Under the terms of this agreement, the Member is responsible for paying certain operating expenses on behalf of the Company. For the year ended March 31, 2025, the Member paid expenses totaling $10,626 on the Company's behalf, consisting of professional fees of $6,630, regulatory fees of $2,134, and fidelity bond insurance of $1,862.

### NOTE 5.          NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2025, the Company had net capital of $6,500 which was $1,500 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 because the Company had no aggregate indebtedness at March 31, 2025.

### NOTE 6.          SUBSEQUENT EVENTS

The Company evaluated events and transactions that occurred subsequent to March 31, 2025 through July 15, 2025, the date this financial statement was issued. No material matters were required to be recognized or disclosed in the financial statement.